SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2019 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2019 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2019 1H (Separate)

Summary of 2019 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019

Entered into purchase agreement to acquire common shares of Woori Investment Bank Co., Ltd. from Woori Bank to move Woori Investment Bank to a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into stock exchange agreement between the Company and Woori Card to move Woori Card to a first-tier subsidiary of the Company

July 25, 2019	Entered into share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Added WOORI Asset Management Corp. (formerly Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2019

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—
First Tier Subsidiaries (6 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Second Tier Subsidiaries (17 companies)	Woori Card (equity ownership 100.0%)	Woori Bank
Woori Investment Bank (equity ownership 59.83%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0% - 1 share)
Woori Finance Cambodia Plc (equity ownership 100.0%)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
Woori Global Markets Asia Limited (equity ownership 100.0%)
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management
Woori Smart Finance Industry no.1 Private Equity Fund (equity ownership 2.14%)
Third Tier Subsidiaries (1 company)	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

Note 1)	Listed Companies : Woori Financial Group, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of June 30, 2019	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price*	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)

Note 1)

Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

3.	Total Number of Authorized Shares

As of June 30, 2019

		(unit: shares	)
Items	Type
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000
Number of issued shares	680,164,306	680,164,306
Number of treasury shares	—	—
Number of outstanding shares	680,164,306	680,164,306

4.	Voting Rights

As of July 1, 2019

(unit: shares )
Items		Number of shares	Notes
Number of issued shares	Common Shares	680,164,306	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	4,000	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	13,937,991	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	666,222,315	—
	Preferred Shares	—	—

Note 1)  The above votings rights are based on the list of shareholders as of July 1, 2019.

Note 2)  Pursuant to Article 369 of the Commercial Law, Woori Bank holds 4,000 common shares of Woori Financial Group.

Note 3)  Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

Woori Financial Group was established on January 11, 2019, and dividends have not been declared for any period up to 1H 2019.

II.	Business Overview

1.	Results of Operations

For the periods indicated

	(unit: billions of Won)
Type	2019 1H	2018	2017
Operating income	1,710	—	—
Non-operating income	18	—	—
Income from continuing operations before income tax	1,728	—	—
Income tax expense from continuing operations	456	—	—
Income from discontinued operations	—	—	—
Net income	1,272	—	—
Controlling Interest	1,180
Non-controlling Interest	92

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below

		(units: millions of Won, %)
Classification	Funding Source	2019 1H
		Average Balance	Interest Rate	Proportion
Source	Deposits	244,033,736	1.55	71.11
	Borrowings	16,790,183	2.05	4.89
	Debentures	29,597,387	2.62	8.62
	Others	30,237,734	—	8.81
	Total Liabilities	320,659,040	—	93.44

Total Equity		22,520,034	—	6.56

Total Liabilities & Equity		343,179,074	—	100.00

Note 1) Average Balance as of March 31, 2019 and June 30, 2019

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below

		(units: millions of Won, %)
Type	Managed Item	2019 1H
		Average Balance	Interest Rate	Share
Use	Cash & Due from Banks	8,727,657	1.55	2.54
	Marketable securities	47,751,316	2.26	13.91
	Loans	250,420,201	3.58	72.97
	Loans in local currency	215,851,866	3.32	62.90
	Loans in foreign currency	20,143,882	4.68	5.87
	Guarantee payments	12,510	0.81	0.00
	Credit card receivables	7,975,712	8.07	2.32
	Foreign bills bought	6,436,231	3.20	1.88
	Bad debt expense in local currency (-)	- 1,678,564	—	-0.49
	Other	37,958,464	—	11.06

Total Assets		343,179,074	—	100.00

Note 1) Average Balance as of March 31, 2019 and June 30, 2019

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: 100 millions of Won, %)
Type	2019 1H
Equity capital (A)	249,844
Risk weighted assets (B)	2,250,029
BIS(Capital adequacy) ratio (A/B)	11.10%

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) Capital adequacy ratio as of the end of 2019 1H is preliminary and may be subject to change

Preliminary Figures of Affiliated Companies

As of the end of the periods indicated			(units: 100 millions of Won, %)
Name of Company	Type		2019 1H	2018	2017
Woori Bank	BIS ratio	Equity capital (A)	242,478	242,508	226,032
		Risk weighted assets (B)	1,664,860	1,549,710	1,467,622
		Capital adequacy ratio (A/B)	14.56	15.65	15.40
Woori Card	Adjusted capital ratio		19.01	18.08	20.74
	Tangible common equity ratio		14.70	13.54	14.98
Woori Investment Bank	BIS ratio	Equity capital (A)	3,240	3,003	2,713
		Risk weighted assets (B)	24,444	23,192	16,202
		Capital adequacy ratio (A/B)	13.26	12.95	16.74

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Card are based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 3) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 4) Capital adequacy ratios as of the end of 2019 1H are preliminary and may be subject to change

Won Liquidity Ratios

As of the end of the period indicated							(units: millions of Won, % )
	2019 1H			2018			2017
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	211,381	1,925	10,980.8	—			—
Woori Card Note 2)	5,612,745	1,193,338	470.3	6,055,752	1,349,874	448.6	5,464,987	950,142	575.2
Woori Investment Bank Note 2)	1,163,656	410,539	283.5	1,183,476	444,475	266.3	835,264	503,719	165.8

Note 1) Woori Financial Group : based on current assets and liabilities within one month of maturity

Note 2) Woori Card, Woori Investment Bank : based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated

				(units: millions of Won, % )
	2019 1H			2018			2017
Type	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	5,264			82,633	78,104	105.8	194,394	190,082	102.3

Note 1) Based on current assets and liabilities within three months of maturity. There are no liabilities within three months of maturity as of June 30, 2019.

Liquidity Coverage Ratios

	(unit: % )
Name of Company	Type	2019 1H	2018	2017
Woori Bank	Liquidity coverage ratio Note 1)	105.36	103.40	102.06
	Foreign currency liquidity coverage ratio Note 2)	105.10	108.98	103.11
	Ratio of business purpose premises and equipment	12.12	12.34	13.49

Note 1) Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), applicable periods are 2019 1Q, 2018 4Q and 2017 4Q

Note 2) Implemented starting from January 2017 (increased 10% annually; current minimum ratio is 80% in 2019); method of calculation of average LCR based on business disclosure

Applicable periods are 2019 2Q, 2018 4Q and 2017 4Q; monthly foreign currency liquidity coverage ratio for current quarter : April: 103.06%, May: 105.96%, June: 106.67%

Profitability Ratios

					(unit: %)
	2019 1H		2018		2017
Type	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group Note 1, 2)
Including non-controlling interests	0.73	13.48	—		—
Excluding non-controlling interests	0.68	12.50	—		—
Woori Bank	0.71	11.38	0.60	8.82	0.44	6.45
Woori Card	0.79	4.50	0.72	4.00	0.51	2.60
Woori Investment Bank	1.52	12.11	1.30	10.49	1.19	11.25

Note 1) On an annualized basis based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Note 2) Average Balances as of the date of the opening financial statements, March 31, 2019 and June 30, 2019

Note 3) On an annualized basis based on the applicable standards for bank business reports submitted to the Financial Supervisory Service

Group Asset Quality

(units: billions of Won, % )
Type	2019 1H	2018	2017
Total loans	263,090	—	—
Substandard and below loans	1,240	—	—
Substandard and below ratio	0.47	—	—
Non-Performing Loans	1,148	—	—
NPL Ratio	0.44	—	—
Substandard and below coverage ratio (A/B)	131.6	—	—
Loan Loss reserve (A)	1,632	—	—
Substandard and below loans (B)	1,240	—	—

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: millions of Won, % )

	2019 1H			2018			2017
Type	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.43	0.39	120.36	0.51	0.43	119.42	0.83	0.78	87.71
Woori Card	0.92	—	102.41	0.80	—	104.02	0.79	—	102.74
Woori Investment Bank	1.34	1.33	59.92	1.51	1.49	51.21	1.88	2.24	45.81

Note 1) Based on the applicable standards for company business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	1H 2019	2018
ASSETS
Cash and cash equivalents	6,838,576	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”)	6,967,792	6,126,316
Financial assets at fair value through other comprehensive income	25,629,994	18,063,423
Securities at amortized cost	20,493,447	22,932,559
Loans and other financial assets at amortized cost	294,604,206	282,457,578
Investments in joint ventures and associates	354,002	361,766
Investment properties	349,398	378,196
Premises and equipment	3,125,842	2,450,492
Intangible assets and goodwill	642,972	597,520
Assets held for sale	18,586	17,912
Current tax assets	14,351	20,730
Deferred tax assets	60,367	59,641
Derivative assets (designated for hedging)	116,272	35,503
Other assets	185,855	197,653

Total assets	359,401,660	340,447,183

LIABILITIES
Financial liabilities at FVTPL	3,270,437	2,282,686
Deposits due to customers	256,116,479	248,690,939
Borrowings	19,339,837	16,202,986
Debentures	30,647,687	28,735,862
Provisions	410,012	391,313
Net defined benefit liability	192,832	173,109
Current tax liabilities	221,826	159,078
Deferred tax liabilities	133,591	18,156
Derivative liabilities (designated for hedging)	16,602	51,408
Other financial liabilities	25,859,720	21,442,524
Other liabilities	354,419	346,078

Total liabilities	336,563,442	318,494,139

EQUITY
Owners’ equity:	19,443,129	21,739,931
Capital stock	3,400,822	3,381,392
Hybrid securities	—	3,161,963
Capital surplus	311,863	285,889
Other equity	(2,108,905)	(2,213,970)
Retained earnings	17,839,349	17,124,657
Non-controlling interests	3,395,089	213,113

Total equity	22,838,218	21,953,044

Total liabilities and equity	359,401,660	340,447,183

Number of Consolidated Subsidiaries (Excluding ultimate parent company)	88	65

Note) K-IFRS 1116 has been applied to the consolidated statement of financial position as of the end of 2019 1H but has not been retroactively applied to the comparative consolidated statement of financial position as of the end of the previous period

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	1H 2019	1H 2018
Operating income	1,710,412	1,807,715
Net interest income	2,931,052	2,764,474
Net fees and commissions income	560,090	578,887
Dividend income	64,583	49,704
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	80,081	117,023
Net gain or loss on financial assets at FVTOCI	3,445	1,287
Net gain on disposals of financial assets at amortized cost	94,619	30,886
Impairment losses due to credit loss	(136,546)	28,438
General and administrative expenses	(1,695,786)	(1,567,338)
Other net operating income (expenses)	(191,126)	(195,646)
Non-operating loss	17,670	(6,183)
Net income before income tax expense	1,728,082	1,801,532
Income tax expense	456,119	485,216
Net income	1,271,963	1,316,316
Net income attributable to owners	1,179,688	1,305,878
Net income attributable to the non-controlling interests	92,275	10,438
Other comprehensive income (loss), net of tax	68,498	7,823
Items that will not be reclassified to profit or loss	(86,645)	(26,559)
Items that may be reclassified to profit or loss	155,143	34,382

Total comprehensive income	1,340,461	1,324,139

Comprehensive income attributable to the owners	1,240,153	1,315,322
Comprehensive income attributable to non-controlling interests	100,308	8,817
Net income per share:
Basic and diluted loss per share (in Korean Won)	1,755	1,828

Note) K-IFRS 1116 has been applied to the consolidated statement of comprehensive income for 2019 1H but has not been retroactively applied to the comparative consolidated statement of comprehensive income for the previous period.

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	1H 2019
ASSETS
Cash and cash equivalents	911,260
Loans and other financial assets at amortized cost	202,911
Investments in subsidiaries and associates	17,982,783
Premises and equipment	8,703
Intangible assets	3,457
Deferred tax assets	575
Other assets	10

Total assets	19,109,699

LIABILITIES
Borrowings	299,148
Provisions	594
Net defined benefit liability	4,801
Current tax liabilities	184,563
Other financial liabilities	6,745
Other liabilities	405

Total liabilities	496,256

EQUITY
Capital stock	3,400,822
Capital surplus	14,565,635
Other equity	(445)
Retained Earnings	647,431

Total equity	18,613,443

Total liabilities and equity	19,109,699

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	1H 2019
Operating Income:	647,624
Net interest loss	(354)
Interest income	509
Financial assets at amortized cost	509
Interest expense	863
Net fees and commissions loss	(7,412)
Fees and commissions income	—
Fees and commissions expense	7,412
Dividend income	676,000
General and administrative expenses	(20,610)
Non-operating loss	(600)
Net other non-operating loss	(600)
Net Income before income tax expense	647,024
Income tax benefit	407
Net Income	647,431
Other comprehensive loss, net of tax	(445)
Items that will not be reclassified to profit or loss	(445)
Remeasurement of the net defined benefit liability	(445)

Total comprehensive Income	646,986

Net Income per share:
Basic and diluted Income per share (In Korean Won)	952

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2019 1H	2018	2018
Auditor	Deloitte Anjin LLC	—	—
Auditor’s Opinion	Note 1)	—	—

Note 1) In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2019 1H	Deloitte Anjin LLC	Closing audit (including internal accounting management system)	KRW 752 million	—
		Interim audit		—
		3Q review		—
		1H review		2,591 hours Note 1)
		1Q review		856 hours Note 1)
2018	—	—	—	—
2017	—	—	—	—

Note 1) Total time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019 1H	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2019 1H	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2019 1H	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Group Executive Officer Candidates

(As of June 30, 2019)

Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)

Board Risk Management Committee	Two outside directors One non-standing director	Sang-Yong Park (outside director) Zhiping Tian (outside director) Chang-Sik Bae (non-standing director)

Compensation Committee	Five outside directors One non-standing director

Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)

Committee for Recommending Executive Officer Candidates	Five outside directors	Dong-Woo Chang (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director) Zhiping Tian (outside director)

Committee for Recommending Group Executive Officer Candidates	One standing director Five outside directors

Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

2.	Affiliated Companies (As of June 30, 2019)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2019	(units: shares, %)

			Shares Held
			Beginning balance		Ending balance
Name	Relation	Type	Number	Share	Number	Share	Notes
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	18.32	124,604,797	18.32	Note 1)
Total		Common	124,604,797	18.32	124,604,797	18.32
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of June 30, 2019	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

※ transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

c.	Share Ownership of More Than 5%

As of June 30, 2019	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	18.32	—
	National Pension Service	55,656,333	8.18	Note 1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.96	—
Employee Stock Ownership Association		45,946,051	6.75	—

Note 1) The number of shares owned by the National Pension Service is based on disclosure as of July 1, 2019 and may be different as of the reporting date.

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

			(units: Won, shares)
Period		January 2019	February 2019	March 2019	April 2019	May 2019	June 2019
Common Shares	High	—	16,000	15,000	14,450	14,250	14,400
	Low	—	14,700	13,350	13,850	13,600	13,750
	Average	—	15,221	14,230	14,150	13,936	14,029
Monthly Trade Volume	High	—	3,961,223	23,513,784	2,079,046	1,802,813	1,737,283
	Low	—	883,514	581,438	468,664	642,365	756,827
	Monthly Total	—	20,974,664	49,461,175	25,153,114	21,684,892	22,056,521

Note 1) Stock market information based on information available after February 13, 2019, the date of listing of the common shares of Woori Financial Group on the KRX KOSPI Market.

Note 2) Source: KRX KOSPI Market

Note 3) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

		(units: US Dollars, Won, ADSs)
Period		January 2019	February 2019	March 2019	April 2019	May 2019	June 2019
ADS	High	—	41.29	40.00	38.11	36.22	37.50
	Low	—	39.18	34.77	35.50	33.72	35.18
	Average	—	39.99	37.71	37.14	35.23	36.25
Won Conversion	High	—	46,438	45,236	43,285	43,145	43,788
	Low	—	43,912	39,460	40,509	39,725	41,505
	Average	—	44,890	42,634	42,380	41,687	42,620
Monthly Trade Volume	High	—	36,700	284,400	113,200	74,039	79,871
	Low	—	2,600	2,100	6,061	6,037	7,243
	Monthly Total	—	119,400	589,400	373,563	509,309	627,151

Note 1) Stock market information based on ADS information available after February 13, 2019 (based on a regular trading basis), the date of listing of the common shares of Woori Financial Group on the KRX KOSPI Market.

Note 2) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 3) One ADS represents three common shares.

Note 4) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of June 30, 2019

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Son	40,296	January 11, 2019 ~	Note 1)
Non-standing Director	Registered	Chang-Sik Bae	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Deputy President	Non-Registered	Dong-Su Choi	4,000	January 11, 2019 ~	November 29, 2019
Deputy President	Non-Registered	Kyong-Hoon Park	5,000	January 11, 2019 ~	November 29, 2019
Senior Managing Director	Non-Registered	Jong-Suk Jeong	5,005	July 1, 2019 ~	November 29, 2019
Senior Managing Director	Non-Registered	Jin-Ho Noh	1,000	Feburary 28, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Young-Ho Suh	—	July 1, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Jeong-Rok Kim	—	July 1, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Weon-Cheol Hwang	—	July 1, 2019 ~	November 29, 2019
Managing Director and Compliance Officer	Non-Registered	Kyu-Mok Hwang	1,000	January 11, 2019 ~	January 10, 2021
Managing Director	Non-Registered	Seok-Tae Lee	1,000	January 11, 2019 ~	November 29, 2019
Managing Director	Non-Registered	Seok-Young Chung	3,000	January 11, 2019 ~	January 10, 2021

Note 1) Date of the 2019 annual general meeting of shareholders

Note 2) Date of the 2020 annual general meeting of shareholders

Note 3) Common shares owned are as of the date of submission of this report

Note 4) Common shares owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of June 30, 2019	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	93	—	26	—	119	6 months (14 years 5 months	)	7,246	64	—

Note 1) Average tenure commenced on January 11, 2019, the date of the establishment of Woori Financial Group

Note 2) Six employees concurrently employed by affiliated companies are included in the number of employees but are excluded from average tenure, total compensation and average compensation per person

Note 3) Average tenure: term in (    ) includes tenure at affiliated companies

Note 4) Contract employees include non-registered executives

3.	Directors’ Compensation

As of June 30, 2019	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	360	180
Outside Directors (excludes audit committee members)	2	62	31
Audit Committee Members	3	73	24

Note 1) Registered employees and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the four executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 14, 2019	By: /s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President